Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

IN U.S. DOLLARS

UNAUDITED

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$30,986	$38,389
Restricted cash	1,221	1,216
Short-term bank deposits	16,872	23,234
Accounts receivable (net of allowance of $417 and $1,076 at December 31, 2019 and June 30, 2020, respectively)	35,862	49,098
Prepaid expenses and other current assets	3,369	3,170
Total Current Assets	88,310	115,107

Long-Term Assets:
Property and equipment, net	8,611	10,918
Operating lease right-of-use assets	20,725	22,429
Intangible assets, net	17,199	2,635
Goodwill	149,170	125,809
Deferred taxes	5,872	6,171
Other assets	582	708
Total Long-Term Assets	202,159	168,670
Total Assets	$290,469	$283,777

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$36,601	$47,681
Accrued expenses and other liabilities	14,873	18,414
Short-term operating lease liability	3,806	3,667
Short-term loans and current maturities of long-term	8,333	8,333
Deferred revenues	3,938	4,188
Short-term payment obligation related to acquisitions	13,946	1,025
Total Current Liabilities	81,497	83,308

Long-Term Liabilities:
Long-term debt, net of current maturities	4,167	8,333
Payment obligation related to acquisition	12,067	-
Long-term operating lease liability	18,386	20,363
Other long-term liabilities	6,025	6,591
Total Long-Term Liabilities	40,645	35,287
Total Liabilities	122,142	118,595

Shareholders' equity:
Ordinary shares of ILS 0.03 par value - Authorized: 43,333,333 shares; Issued: 26,357,798 and 26,782,158 as of December 31, 2019 and June 30, 2020, respectively; Outstanding: 26,242,459 and 26,666,819 shares as of December 31, 2019 and June 30, 2020, respectively	218	213
Additional paid-in capital	246,888	243,211
Treasury shares at cost (115,339 shares as of December 31, 2019 and June 30, 2020)	(1,002)	(1,002)
Accumulated other comprehensive gain	498	130
Accumulated deficit	(78,275)	(77,370)
Total Shareholders' Equity	168,327	165,182
Total Liabilities and Shareholders' Equity	$290,469	$283,777

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended
	June 30,
	2020	2019
	(Unaudited)	(Unaudited)

Revenues:
Advertising	$42,407	$39,884
Search and other	83,987	77,532
Total Revenues	126,394	117,416

Costs and Expenses:
Cost of revenues	10,646	11,834
Customer acquisition costs and media buy	72,939	60,608
Research and development	14,329	10,472
Selling and marketing	17,920	16,992
General and administrative	7,520	6,477
Depreciation and amortization	4,553	4,676
Total Costs and Expenses	127,907	111,059

Income (Loss) from Operations	(1,513)	6,357
Financial expense, net	733	2,314
Income (Loss) before Taxes on income	(2,246)	4,043
Tax benefit	1,341	89
Net Income (Loss)	$(905)	$4,132

Net Earnings (Loss) per Share – Basic and Diluted	$(0.03)	$0.16

Weighted average number of shares
Basic	26,546,844	25,889,230
Diluted	26,546,844	25,891,306

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)

Net Income (Loss)	$(905)	$4,132

Other comprehensive income:
Change in foreign currency translation	(87)	(133)
Cash Flow Hedge:
Unrealized gain (loss) from cash-flow hedges, net of taxes	429	282
Less: reclassification adjustment for net losses (gains) included in net income	26	(92)

Net change	455	190

Other comprehensive income:	368	57

Comprehensive Income (Loss)	$(537)	$4,189

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Accum. other comprehensive income (loss)	Accumulated deficit	Treasury shares	Total shareholders' equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2018 (audited)	25,850,188	211	239,693	142	(90,263)	(1,002)	148,781

Stock-based compensation	-	-	2,293	-	-	-	2,293
Exercise of share options and vesting of restricted stock units	392,271	2	1,225	-	-	-	1,227
Other comprehensive income	-	-	-	(12)	-	-	(12)
Net income	-	-	-	-	12,893	-	12,893

Balance as of December 31, 2019 (audited)	26,242,459	213	243,211	130	(77,370)	(1,002)	165,182

Stock-based compensation	-	-	1,941	-	-	-	1,941
Exercise of share options and vesting of restricted stock units	424,360	5	1,736	-	-	-	1,741
Other comprehensive income	-	-	-	368	-	-	368
Net loss	-	-	-	-	(905)	-	(905)

Balance as of June 30, 2020 (unaudited)	26,666,819	218	246,888	498	(78,275)	(1,002)	168,327

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended
	June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Income (Loss)	$(905)	$4,132

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,553	4,676
Stock based compensation expense	1,941	923
Foreign currency translation	(47)	(6)
Accrued interest, net	-	(203)
Deferred taxes, net	(1,952)	(860)
Accrued severance pay, net	33	(218)
Fair value revaluation - convertible debt	-	600
Loss from sale of property and equipment	84	-
Net changes in operating assets and liabilities
Accounts receivable, net	5,510	16,583
Other receivables and prepaid expenses	44	373
Other assets	125	208
Lease right-of-use assets	1,694	1,896
Lease liabilities	(1,827)	(844)
Accounts payable	(9,270)	(1,444)
Accrued expenses and other liabilities	(285)	(3,511)
Deferred revenues	(250)	(262)
Payment obligation related to acquisition	3,199	347
Net cash provided by operating activities	$2,647	$22,390

Cash flows from investing activities:
Purchases of property and equipment	(113)	(341)
Short-term deposits, net	6,362	(2,000)
Cash paid in connection with acquisitions, net of cash acquired	(16,145)	(1,200)
Obligation in connection with acquisitions	2,349	-
Net cash used in investing activities	$(7,547)	$(3,541)

Cash flows from financing activities:
Exercise of stock options and restricted share units	1,741	129
Payment made in connection with acquisition	-	(1,813)
Repayment of convertible debt	-	(15,850)
Repayment of long-term loans	(4,166)	(4,166)
Net cash used in financing activities	$(2,425)	$(21,700)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(73)	(102)

Net decrease in cash and cash equivalents and restricted cash	(7,398)	(2,953)

Cash and cash equivalents and restricted cash at beginning of period	39,605	40,803

Cash and cash equivalents and restricted cash at end of period	$32,207	$37,850

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$30,986	$36,144
Restricted cash included in Long-term interest-bearing bank deposits	1,221	1,706
Total cash, cash equivalents, and restricted cash	$32,207	$37,850

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$613	$1,834
Interest	$578	$1,507

Non-cash investing and financing activities:
Creation of operating lease right-of-use assets	$-	$25,537
Purchase of property and equipment on credit	$40	$11

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend.

On January 14, 2020, the Company completed the acquisition of Content IQ LLC (see Note 3) and on July 23, 2020, the Company consummated the assets acquisition of Pub Ocean Limited (see Note 14).

In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting our customers and channel partners, as well as our business, results of operations, financial position and cash flows. We remain focused on protecting the health and wellbeing of our employees and the communities in which we operate, while assuring the continuity of our business operations.

As a result of the revenue flexibility provided by our product diversity across the three main pillars of digital advertising, cost saving initiatives and experienced management team, we deftly mitigated near-term pressure on advertising budgets resulting from the COVID-19 pandemic, which enable us to protect operating profits and generate cash flow in 2020 while continuing to build a unique strategic asset in the digital media ecosystem.

Management is monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities.

NOTE 2:SIGNIFICANT ACCOUNTING POLICIES

a.Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2020, the consolidated statements of income (loss), the consolidated statements of comprehensive income (loss) and the consolidated statements of cash flows for the six months ended June 30, 2019 and 2020, as well as the statement of changes in shareholders' equity for the six months ended June 30, 2020, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the "SEC") regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2020, as well as its results of operations and cash flows for the six months ended June 30, 2019 and 2020. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 16, 2020 (the "Annual Report").

b.There have been no changes to the significant accounting policies described in the Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to sales allowances and allowance for doubtful debts, fair value of intangible assets and goodwill, useful lives of intangible assets, fair value of share-based awards, realizability of deferred tax assets, tax uncertainties, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

d.Revenue recognition

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606" or "Topic 606") The Company adopted the provisions of ASC 606 effective January 1, 2018 using the modified retrospective application method for all uncompleted contracts as of that date. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements. In addition, the adoption of ASC 606 had no impact on the Company's accounts receivable and deferred revenues balance as of December 31, 2018 or on the Company's revenues, cost of sales or its operating expenses during 2018, compared to ASC 605.

The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenues is recognized over less than one year.

The Company generates revenues primarily from two major sources:

Advertising Revenues - the Company generates advertising revenues from delivering, high impact ad formats creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications. In addition, the Company also generates advertising revenues from digital publishing services, which are being recognizes once the advertisement vendors publish the relevant information across their platform.

Search Revenues - the Company obtains its search revenues from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers (either based on fixed price models, pay-per-search fee or portion of the revenue generated by the search partners).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company evaluates whether Search and Advertising Revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, including the credit risk, whether the Company has latitude in establishing prices and selecting its suppliers and whether it changes the products or performs part of the service. The evaluation of these factors is subject to significant judgment and subjectivity. Generally, in cases in which the Company is primarily obligated in a transaction, is subject to risk, involved in the determination of the product (or the service) specifications, separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis.

Contract balances are presented separately on the consolidated balance sheets as either Accounts receivable or Deferred revenues. The Company does not have contract assets.

Accounts receivable includes amounts billed and currently due from customers.

Deferred revenues are recorded when payments are received from customers in advance of the Company's rendering of services.

e.Recent Adopted Accounting Pronouncements

In June 2016 the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks.

The Company adopted Topic 326 effective January 1, 2020, based on the composition of the Company’s trade receivables and other financial assets, current economic conditions and historical credit loss activity. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

The interim Consolidated Financial Statements for the six months ended June 30, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:ACQUISITIONS

On January 14, 2020, the Company consummated the acquisition of Content IQ LLC, also known as “Content IQ”.

Content IQ is a privately held company founded in 2014, based in New York City. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve current major digital publishing challenges.

The total consideration is up to $73,050, which is comprised of $15,000 paid in cash at closing, with an additional maximum amount of $11,000 to be paid as a retention incentive. As part of the total consideration, there is a maximum amount of $47,050 in earn-outs over a period of two years. The earn-outs are tied to revenue and EBITDA-based metrics.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value
Property and equipment, net	4
Technology	12,483
Customer Relationship	4,243
Deferred Taxes	(2,253)
Goodwill	23,361
Net assets acquired	$37,838

Technology includes publishing orchestration system with proprietary data algorithms and analytic tools which deconstruct content, revenue and distribution to solve digital publishing challenges. The technology is amortized over the estimated useful life of 5 years using the straight-line method.

Customer relationships is derived from customer contracts and related customer relationships with existing customers. Customer relationships is amortized based on the accelerated method over the estimated useful life of 7 years.

During the six months ended June 30, 2020 (unaudited), the Company recognized acquisition-related costs of $464.

As of June 30, 2020 (unaudited), the purchase price allocations for the business combinations yet to be completed and the presented table is still preliminary.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:ACQUISITIONS (Cont.)

The following table represents the pro-forma (unaudited) condensed consolidated statements of operations as if the acquisition completed during the year ended December 31, 2019 and the six months ended June 30, 2020 (unaudited), had been included in the condensed consolidated statements of operations of the Company for the six months ended June 30, 2020 (unaudited) and 2019 (unaudited):

	Six months ended
	June 30,
	2020	2019
	(Unaudited)	(Unaudited)

Revenues	$127,399	$132,483
Net Income (Loss)	$(1,385)	$409

The pro-forma results have been calculated after applying the Company’s accounting policies and adjusting the results of all acquisitions to reflect the additional payroll related expenses, revaluation of the earnout liability and depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied since the acquisitions date, together with the consequential tax effects.

The pro-forma results are based on estimates and assumptions, which the Company believes are reasonable. The pro-forma results are not the results that would have been realized had the acquisitions actually occurred on January 1, 2019 and 2020, and are not necessarily indicative of the Company’s condensed consolidated statements of operations in future periods.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table present assets and liabilities measured at fair value on a recurring basis as of June 30, 2020:

	June 30, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$530	$-	$530

Total financial assets	$-	$530	$-	$530

Liabilities:
Derivative liabilities	-	2	-	2

Total financial liabilities	$-	$2	$-	$2

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$73	$-	$73

Total financial assets	$-	$73	$-	$73

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:GOODWILL AND INTANGIBLE ASSETS, NET

a.Goodwill

The changes in the net carrying amount of goodwill in 2019 and six months ended June 30, 2020 were as follows:

Balance as of January 1, 2019	$125,051

Acquisition of Captain Growth	$758

Balance as of December 31, 2019	$125,809

Acquisition of Content IQ	$23,361

Balance as of June 30, 2020	$149,170

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of June 30, 2020, the Company had two reporting units – Search and Advertising. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. As of 30 June 2020, the Company determined that there were no indicators of potential impairment with regards to its reporting units which required interim goodwill impairment analysis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

b.Intangible assets, net

The following is a summary of intangible assets as of June 30, 2020:

	December 31, 2019	Additions	Amortization	OCI	June 30, 2020

Acquired technology	$31,159	$12,483	$-	$25	$43,667
Accumulated amortization	(21,810)	-	(1,320)	(30)	(23,160)
Impairment	(8,749)	-	-	-	(8,749)
Acquired technology, net	600	12,483	(1,320)	(5)	11,758

Customer relationships	31,911	4,243	-	9	36,163
Accumulated amortization	(20,727)	-	(659)	(8)	(21,394)
Impairment	(10,426)	-	-	-	(10,426)
Customer relationships, net	758	4,243	(659)	1	4,343

Tradename and other	18,284	-	-	38	18,322
Accumulated amortization	(11,897)	-	(180)	(37)	(12,114)
Impairment	(5,110)	-	-	-	(5,110)
Tradename and other, net	1,277	-	(180)	1	1,098

Intangible assets, net	$2,635	$16,726	$(2,159)	$(3)	$17,199

The following is a summary of intangible assets as of December 31, 2019:

	December 31, 2018	Additions	Amortization	OCI	December 31, 2019

Acquired technology	$30,807	$442	$-	$(90)	$31,159
Accumulated amortization	(21,242)	-	(649)	81	(21,810)
Impairment	(8,749)	-	-	-	(8,749)
Acquired technology, net	816	442	(649)	(9)	600

Customer relationships	31,940	-	-	(29)	31,911
Accumulated amortization	(19,825)	-	(928)	26	(20,727)
Impairment	(10,426)	-	-	-	(10,426)
Customer relationships, net	1,689	-	(928)	(3)	758

Tradename and other	18,415	-	-	(131)	18,284
Accumulated amortization	(9,314)	-	(2,679)	96	(11,897)
Impairment	(5,110)	-	-	-	(5,110)
Tradename and other, net	3,991	-	(2,679)	(35)	1,277

Intangible assets, net	$6,496	$442	$(4,256)	$(47)	$2,635

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:DERIVATIVES AND HEDGING ACTIVITES

The Company follows the requirements of ASC No. 815, ”Derivatives and Hedging” (“ASC 815”), which requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

To protect against the increase in value of forecasted foreign currency cash flow resulting mainly from salaries and related benefits and taxes paid in ILS during the year, the Company hedges portions of its anticipated payroll denominated in ILS for a period of one to twelve months with forward and options contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the ILS, the decline in present value of future ILS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens, the increase in the present value of future ILS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

As of June 30, 2020, and December 31, 2019, the notional value of the Company’s derivative instruments was $8,731 and $3,918, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:DERIVATIVES AND HEDGING ACTIVITES (Cont.)

The fair value of the Company’s outstanding derivative instruments is as follows:

		June 30,	December 31,
	Balance sheet	2020	2019

Derivatives designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$530	$73
	''Accrued expenses and other liabilities''	2	-
	''Accumulated other comprehensive income (loss)''	521	67

The net gains (losses) reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Six months ended June 30,	Statement of Income item	Six months ended June 30,
	2020		2020	2019
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$455	"Operating expenses"	$(26)	$92

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts	-	"Financial expenses"	(100)	196
SWAP	-	"Financial expenses"	-	380

Total	$455		$(126)	$668

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:SHORT-TERM AND LONG-TERM DEBT

On December 17, 2018, ClientConnect Ltd., a former Israeli subsidiary of Perion, which merged into Perion on June 30, 2020, executed a new loan facility, in the amount of $25,000. Proceeds of the loan facility were applied to refinancing of the existing debt as well as the debt of Undertone, a US subsidiary of Perion. ClientConnect's obligations under the facility were assumed by Perion in the context of the merger. Principal on the loan is payable in twelve equal quarterly instalments beginning March 2019 and maturing on December 31, 2021. The interest on the loan is at the rate of three-month LIBOR plus 5.7% per annum, payable quarterly. The credit facility is secured by liens on the assets of Perion and Undertone and is guaranteed by Undertone. The guarantee by Undertone is limited to $33,000. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis. As of June 30, 2020, the Company meets all of its covenants.

As of June 30, 2020, the aggregate principal annual maturities are as follows:

Repayment amount

Reminder of 2020	4,167
2021	8,333

Present value of principal payments	12,500
Less: current portion	(8,333)

Long-term debt	$4,167

NOTE 8:COMMITMENTS AND CONTINGENT LIABILITIES

a.Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of Sweet IM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $7,500 in cash in May 2014 if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's GAAP revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 in respect of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative notified the Company claiming that the Company owes SweetIM’s shareholders the entire Contingent Payment. In April 2015, pursuant to the SPA, an arbitration process with respect to this claim has commenced in Israel. Based on the August 2018 ruling of the arbitrator, the remaining balance of the Contingent Payment shall be paid to SweetIM's shareholders in 3 equal installments, the last of which was paid during January 2019.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.Legal Matters

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against the Company and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Undertone related to Undertone’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and, unspecified monetary damages. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted the Company’s motion to dismiss, and (ii) granted Intercept’s motion to stay the action and compel arbitration. In November 2017, the court dismissed the case for administrative reasons, since Adtile had not commenced arbitration proceedings. The Company is still unable to predict the outcome or range of possible loss as of the date of these financial statements, since to date Adtile had not commenced arbitration procedures. Regardless, the Company believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

In addition, from time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 9:SHAREHOLDERS' EQUITY

a.Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

On August 2, 2018 the Company's Shareholders' approved a 3:1 “Reverse Share Split” of its Ordinary shares, which became effective on August 26, 2018. The accompanying consolidated financial statements and notes give retroactive effect to the reverse share split for all periods presented. All fractional shares created by the Reverse Share Split have been rounded down to the nearest whole share.

b.Share Options, Restricted Share Units and Warrants

In 2003, the Company's Board of Directors approved the 2003 Equity Incentive Plan (the "Plan") for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years. On August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted shares.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:SHAREHOLDERS' EQUITY (Cont.)

The contractual term of the share options is between five to seven years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of share options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2020, there were 308,053 ordinary shares reserved for future share-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based share options for the six months ended June 30, 2020:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	4,091,127	$3.79	4.70	$10,226
Granted	1,156,331	3.11	-	-
Exercised	(424,360)	4.00	-	1,675
Cancelled	(221,736)	4.27	-	-
Outstanding at June 30, 2020	4,601,362	$3.58	13.59	$8,699

Exercisable at June 30, 2020	1,839,962	$3.60	3.66	$3,310

Vested and expected to vest at June 30, 2020	3,777,117	$3.82	10.83	$6,579

The following table summarizes the activities for the Company’s performance-based stock options for the six months ended June 30, 2020:

		Weighted average
	Number of options	Exercise price		Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	66,666	$3.24		4.95	$199
Granted	351,472	*	)	-	-
Cancelled	(4,463)	*	)	-	-
Outstanding at June 30, 2020	413,675	$0.52		65.21	$1,948

Exercisable at June 30, 2020	66,666	$3.24		4.45	$133

Vested and expected to vest at June 30, 2020	219,605	$0.98		56.78	$933

*) Represents an amount less than $1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:SHAREHOLDERS' EQUITY (Cont.)

The performance based options’ vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

In 2015, in connection with the Undertone acquisition, the Company granted warrants to purchase 66,666 ordinary shares, at a weighted average exercise price of $9.09 to a third-party vendor that provides development services to Undertone. As of June 30, 2020, all warrants are outstanding. The warrants are exercisable until December 27, 2020.

NOTE 10:INCOME TAXES

The Company had a tax benefit of $1,341 and $89 for the six months ended June 30, 2020 and 2019, respectively. The variations in the tax benefit between the periods are significantly impacted by an internal restructuring of group entities, completed during Q2 2020, which enabled the company to more efficiently utilize its tax attributes. The remainder of the change is due to a different mix of taxable income and loss between the different jurisdictions.

NOTE 11:EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Six months ended June 30,
	2020	2019

Numerator:
Net Income (Loss) attributable to ordinary shares – basic and Diluted	$(905)	$4,132

Denominator:
Number of ordinary shares outstanding during the year	26,564,844	25,889,230
Weighted average effect of dilutive securities:
Employee options and restricted share units	-	2,076

Diluted number of ordinary shares outstanding	26,564,844	25,891,306

Basic and Diluted net earnings (loss) per ordinary share	$(0.03)	$0.16

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	5,084,480	4,022,622

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:MAJOR CUSTOMER

A substantial portion of the Company’s revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenues in each of the periods presented below:

	Six months ended June 30,
	2020	2019

Customer A	63%	62%

NOTE 13:GEOGRAPHIC INFORMATION

The following table presents the total revenues for six months ended June 30, 2020 and 2019, allocated to the geographic areas in which they were generated:

	Six months ended June 30,
	2020	2019

North America (mainly U.S.)	$91,749	$89,896
Europe	30,475	24,373
Other	4,170	3,147

	$126,394	$117,416

The following table presents the locations of the Company’s property and equipment as of June 30, 2020 and December 31, 2019:

	June 30,	December 31,
	2020	2019

Israel	$6,165	$7,873
U.S.	1,931	2,545
Europe	515	500

	$8,611	$10,918

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:SUBSEQUENT EVENTS

1.On July 22, 2020, the Company consummated the assets acquisition ("the Assets Acquisition") of Pub Ocean Limited, or Pub Ocean, a rapidly growing digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology.

The acquisition is for an aggregate cash consideration of up to $22,000, of which $4,000 was paid in cash upon signing, $17,000 as earn-out tied to financial targets over a two-year period and $1,000 for two years of retention.

2.In connection with the Assets Acquisition, the Company amended the Content IQ Membership Interest Purchase Agreement (“MIPA”).

Under the terms of the amended MIPA, it was agreed with the sellers of Content IQ (“the Sellers”), that (i) revenues and EBITDA of Pub Ocean will be attributed towards Sellers’ revenue and EBITDA targets under the MIPA with Perion; and (ii) Sellers will bear 40% of the cost of milestone payments that are ultimately payable to Pub Ocean under the Asset Acquisition agreement, which will be paid solely by deductions from their own earn-out payments and certain escrowed amounts.

3.On August 11, 2020, the Company withdrawn an amount of $12,500 out of its Secured Credit Line with bank Mizrachi. Such a withdrawal is a short-term revolving loan for a three months period. If not renewed, the principal on the loan will be repaid together with the interest at the expiry on May 18, 2021. The interest on the loan is at the rate of 1-month LIBOR rate plus 4.5% per annum, payable quarterly. The credit facility is secured by the same terms as the loan (See note 7).